Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile Expands SD7 Rollout at Baha Mar Resort

Hundreds of additional handsets and accessories to be deployed across luxury property located in Nassau, Bahamas

Vancouver, BC – May 22, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced the expansion of its relationship with luxury resort property, Baha Mar Resorts located in Nassau, Bahamas. Baha Mar is now using hundreds of SD7 handsets and accessories to extend usage of the devices across the property from valet services to the beach and numerous departments in between.

Marc Seelenfreund, CEO of Siyata, commented, “We delivered the Baha Mar Resort its first SD7 handsets and accessories more than a year ago to replace two-way radios used primarily by the resort’s security team. Given the success they are experiencing, they have ordered additional units to be deployed across the property for use by staff in valet and bellman services, engineering, the water park, beach, pool, lobbies and other public areas. The Baha Mar Resort is an upscale, luxury resort property that delivers a premium experience for its guests. Clear, reliable and secure communications is a critical success factor for supporting the guest experience and efficient operations. We are pleased to be working with Baha Mar, and furthermore, the hospitality vertical is a fantastic opportunity for us. SD7 is an innovative upgrade from LMR two-way radio in features, range and price and a perfect fit for the multi-billion-dollar hospitality industry.”

Scott McGannon, SVP of Information Technology of Baha Mar Resort, commented, “The Siyata SD7, with its loud and clear audio, rugged design and capability to work both over Wi-Fi and over cellular makes it an excellent fit for many of the departments at Baha Mar. In addition to the performance of the devices, we have also received excellent customer support from Siyata.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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